ZimCal Asset Management LLC

BIMIZCI Fund LLC & Warnke Investments LLC

4737 County Road 101, #264

Minnetonka MN 55345

www.restoretheshine.com

April 26, 2024

Dear Fellow Stockholders of Medallion Financial Corporation,

This year you have the power to effect change at Medallion Financial Corp. (also the "Company" or "MFIN"). We are asking you to vote **for** two new Directors of the Company nominated by Stephen Hodges, ZimCal Asset Management and its affiliates (together "ZimCal") to the Board of Directors of the Company (the "Board") using the enclosed WHITE proxy card or WHITE voting instruction form. ZimCal has been an investor in the Company for **over 3 years.** We currently own 70,010 shares of common stock and $15 million in debt, making us one of the single largest investors in the Company. Excluding Medallion Financial Corp. insiders, our stock ownership makes us a top 20 voting stockholder according to the latest 13F filings by institutional stockholders. **Our interests are squarely aligned with ALL MFIN's stockholders –** simply put, **we want Medallion Financial Corp. to thrive in the long term**. We have nominated two highly qualified individuals, Stephen Hodges and Judd Deppisch, who have been leaders in their respective organizations in current and prior roles. They have the skills and commitment to create long term value for stockholders and employees. They will hold management accountable and put stockholders first. Our nominees have a combined 40 years of financial experience in areas that directly overlap with the Company's core business, including consumer lending, risk management, banking and credit analysis. They are approximately 30 years younger than the average age of the current Board (75 years) and 35 years younger than the average age of the Directors they are running against (80 years). We do not believe that being "younger" or "older" means Directors are effective or not, but we do believe that every Board needs fresh perspectives and independent thinkers, and we are looking to replace two individuals with long ties to MFIN, including the father-in-law of Andrew Murstein (the COO and President of MFIN) who has been on the Board for 28 years. Please visit and sign-up at www.restoretheshine.com for updates and more details.

1. **Why are we looking to change the Board and asking for your support?**

We are concerned about the future of Medallion Financial Corp. for 4 main reasons:

1. We are concerned about the downward stock price over time, particularly the 40% decline over the last 10 years and the year-to-date decline of 20% through 03/28/24 (see Figure 1A and 1B below) which seems to reflect a lack of investor interest in and concerns about the Company;

2. We believe that it is time for the Board to stop putting the interests of the Mursteins and senior management before those of stockholders. The entire Board, and the two directors we are looking to replace, should be held accountable for approving a management compensation plan that we believe is excessive, rewards short-term thinking and is tied to non-core, non-recurring performance. We also believe that the rank-and-file "lower-level" employees who work hard every day to improve MFIN, deserve to be better compensated for their efforts. Andrew Murstein was paid $9.5 million combined in 2021 and 2022. A huge sum for most of us and the average MFIN employee. Mr. Murstein was paid more in cash pay than the CEOs/Presidents of top performing, highly capitalized FDIC-insured banks[i] more than 30x the size of the Company with several thousand employees. And these are banks that have consistently performed and generated **billions** in stockholder profits over the last 5 years[ii] compared to the **$21 million** Mr. Murstein has generated from 2018-2022 (see Figure 2 below);

3. We believe the Board needs to hold management accountable for the decline in MFIN's core business profitability and credit quality over the last 2 years, which has been disguised by non-core, non-recurring Taxi Medallion recoveries as explained below (See Figures 3 and 4 below). MFIN's **core** performance, which removes the impact from non-recurring earnings, has deteriorated and is trending down as we enter what we expect to be a more difficult economic and lending environment. To add to that, at 4Q23 MFIN had $508 million in subprime Recreation loans (MFIN's largest loan category), and Recreation charge-offs hit 4.3% at 4Q23, exceeding their pre-pandemic high[iii].

4. We are concerned about the SEC lawsuit. We feel that the Board needs to deal with and resolve the SEC lawsuit quickly. The SEC lawsuit is a huge obstacle to investors trusting and believing in MFIN. Resolving it would give stockholders the ability to quantify the financial impact of the lawsuit on their investment and would take away a big distraction.

Enclosed are our proxy materials, including a **WHITE** proxy card or **WHITE** voting instruction form where you may vote **FOR** our two nominees to the Board. If your shares are held with a bank or broker, you may vote your shares over the Internet too. We want to earn the support of *all* investors, whether you have 10 shares or 500,000 shares, I promise that we will always work for you.

Concerned about the trends we were seeing after 2Q23, we submitted our 28-page analysis and concerns to the Board in October 2023 and received an invitation to talk. Through subsequent discussions with management, it became clear that they were often unprepared with responses to our analysis, despite being provided with questions ahead of our meetings. This suggested to us that they did not share the same level of concerns we did about the business, or worse, did not see the potential risks we saw. Risks that would impact all stockholders and creditors alike. As we told the Company in December 2023, since we failed to persuade the Board or management to change in response to the risks we identified, the only way forward was to buy common stock and seek the support of other stockholders, large and small, to vote for new Directors. We repeatedly asked management if we could work collaboratively and privately to find a solution[iv] but were rejected. Eventually, **6 months after** first approaching the Company, we went public with our campaign for change on April 12, 2024. That is why we have nominated two individuals to the Board at this year's upcoming Annual Meeting: so we can make sure the Company thrives in the long run. Please visit www.restoretheshine.com to understand why we think changes need to be made now.

2. **We are not worried about the next quarter. We are worried about the next 4 quarters and the next 4 years.**

We believe that MFIN cannot thrive in the long-term without making a radical change to its Board, its management team, and its business focus in a rapidly changing world. We believe we are now at a critical point where there is a high chance of near-term and long-term pain for the Company and its stockholders. A confluence of economic events, including higher for longer interest rates pressuring borrowers, rapidly worsening consumer delinquencies/charge-offs[v] (higher than the pre-pandemic highs), cyclicality in Recreation and Home Improvement demand (MFIN's 2 main lines of business), and more expensive funding are just a few of the near-term material risks that could result in lowered profits or losses for MFIN. On top of this, MFIN also had 20% of its assets in subprime Recreation loans at 4Q23. To address those serious risks, we **believe that MFIN must change now and prepare now**, and that begins with voting in our two new Directors. We do not want a repeat of what happened during the Taxi Medallion implosion years ago when the Company ignored its critics, and did not proactively deal with the risks in the Taxi Medallion portfolio[vi] and as a result, the Company lost almost 85% of its market value from the beginning of 2014 to the low in 2017. It was not short sellers that caused the **$270 million in Taxi Medallion loan write-offs** (through 4Q23),[vii] it was caused by bad loans to distressed borrowers and the Company not proactively managing its risk.

We believe, and we hope you do too, that the status quo is unacceptable. Excuses and scapegoating are not going to help generate stockholder value. The Company's recent preliminary proxy filing contained untruths that were aimed at Mr. Hodges personally, seemingly in an attempt to undermine ZimCal's message, expertise and intentions, which we believe insults the intelligence of our fellow stockholders. For example, they suggest that ZimCal's interests conflict with those of other stockholders, which is not true. Like all stockholders, we desire a well run, more valuable Company that will thrive in the long-term. ZimCal has been an investor for 3 years, is one of the Company's largest investors, and for 6 months ZimCal sought a private collaborative approach with the Company to help improve the way the Company was run. Only after these efforts were rejected did we go public with a proxy contest and seek to change the Board. We saw this reaction (the personal attacks and untruths) when the Company was criticized 7 to 10 years ago, and the outcome then was disastrous. **We would prefer the Company focus on the data-supported issues and risks we identified to them 6 months ago, rather than conduct a mud-slinging campaign which we believe is inappropriate and unproductive.**

3. <u>Even though the stock price is down, we believe in the tremendous potential of the Company's core business</u>

MFIN stock price versus the KRE Regional Bank Index and Russell 2000 (10 years 03/28/14 – 03/28/24)



	YTD	2 YR	3 YR	5 YR	10 YR
MFIN	-20%	-15%	12%	15%	-40%
KRE Regional Bank Index	-6%	-29%	-26%	-2%	24%
Russell 2000	3%	2%	-2%	38%	84%
$1BN-$5BN Commercial Banks	-7%	-16%	-5%	2%	61%

Source: S&P Capital IQ. Returns through 03/28/24 (end of 1Q24).
FIGURES 1B AND 1B: MFIN's stock price is down 40% over the last 10 years. MFIN was well below its comparisons. MFIN's 12% and 15% return for the 3 and 5 year periods was fortunate timing (see below). This also reflects the price change only, and does not account for dividends (which regional banks paid every single quarter). The KRE index is still up 24% over 10 years. MFIN's peer commercial banks were up 61% over 10 years. "$1BN to $5BN Commercial Banks" is made up of 198 publicly-traded banks.

The Company's stock price was down 40% over the last 10 years (03/28/14-03/28/24), was down 20% year-to-date (through 03/28/24), and we believe it could fall much further absent a radical course correction. Since the Company's main and only profitable subsidiary (94% of revenues at FYE23) is a regulated, FDIC-insured bank with regulators setting strict rules on capital requirements and who can approve/disapprove of new business lines, we feel that MFIN stock should be judged and compared to other FDIC-regulated lenders. MFIN's peer banks[viii], those with assets between **$1BN to $5BN were up 61%** over the last 10 years. MFIN likes to use 3-year and 5-year returns to show gains in its stock price. We believe that MFIN has cherry picked return periods without providing valuable context. The 5-year price change is shortly after MFIN had its largest loss in 2018 and off a 10 year low in 2017 (excluding the COVID 2020 plunge) (see Figures 1A and 1B). The 3-year return began 4 months after the price plunge from when the SEC investigation was announced in December 2021. Regardless, the 48% plunge in MFIN's stock price in the first 5 years (03/28/14 – 03/28/19), means that the **stock still has not made it to break-even after 10 years**. However, we believe that the Company could have a bright future with the right governance, leadership and strategic plan. Our 5 Step plan outlined below, and in much more detail on our website, provides a clear and simple path forward. www.restoretheshine.com/5-steps

4. **We believe that the Board is more interested in making the management team richer rather than looking out for stockholders.**

We believe that it is time for the Board to stop putting the interests of the Mursteins and senior management before those of stockholders. The entire Board, and the two directors we are looking to replace, should be held accountable for approving a management compensation plan that we believe is excessive, rewards short-term thinking and is tied to non-core, non-recurring performance[ix]. It appears that the Company is being run like a family business with 3 current Board members in the Murstein family, and there has been no accountability for Andrew Murstein. This is not just obvious to us, it is also obvious to institutional investors who typically prefer strong, independent governance in companies they invest in. Ironically, both Andrew Murstein and his father Alvin Murstein currently own 10% and 7.8% of outstanding shares, which would suggest aligned interests with the broader stockholder group but we believe that their substantial cumulative CASH compensation ($24.9 million and $13 million from 2014-2022) and high cash/non-cash compensation ratio (average 85% cash/non-cash)[x] combined with weak MFIN stock performance (Andrew Murstein's ownership stake in MFIN at 04/24/23 **was worth $5.9 million less** than it was at 04/17/14)[xi] means they have been able to comfortably rely on salaries and bonuses, and have been less focused on creating long-term stockholder value. Since the Company's main and only profitable subsidiary (94% of revenues at FYE23) is a Utah DFI/FDIC-insured bank (as mentioned above), we feel that MFIN should be judged and compared to other FDIC-regulated lenders rather than the mostly specialty finance companies it is compared to currently by the Board[xii]. We have compared MFIN to both and in all cases, executive compensation is massively excessive[xiii]. Mr. Mursein was paid more in cash pay than top performing, highly capitalized FDIC-insured banks more than 30x the size of the Company with several thousand employees and hundreds of branches (see Figure 2 below). And these are banks with large and consistent [xiv] profits that have generated billions in stockholder profits over the last 5 years compared to the $21 million at

MFIN.[xv] Synchrony Financial is a large, $105 billion asset consumer-focused lender and was included for comparison purposes because it is FDIC-insured, an industrial bank *and* consumer-focused. Mr. Murstein was paid more in cash compensation than every comparison bank except Synchrony Financial's CEO, who was paid $5.5 million in cash comp in 2022 and **$36 million in cumulative total compensation** (cash and stock) from 2018-2022 after **generating $15 billion in cumulative profits** from 2018-2022. **Mr. Murstein was paid** $3.6 million in cash comp in 2022 and **$18.3 million in cumulative total compensation** from 2018-2022 after **generating only $21 million in cumulative profits** from 2018-2022 (see Figure 2 below).[xvi] Mr. Murstein received half Synchrony's President's total compensation over the 5 year period but generated only **0.14%** of the cumulative profits for stockholders. Please note that all data is through FYE22 because that is the most recent compensation data that has been provided by **ALL** comparison companies. Once all companies have disclosed their compensation data for FYE23, we will update our numbers. We do know that Mr. Murstein's total compensation was **$6.5 MILLION** in FYE23. A **36% increase** over FYE22. Please visit and sign-up at www.restoretheshine.com for updates and more details.

Comparison of MFIN compensation vs. Highly Capitalized Top Performing $50BN - $100BN Banks & $2BN - $5BN Peer Banks

	Company	Cash Salary FYE22	2018-2022 Cum. Comp.	Cash Salary Rank FYE22	Assets	Employees	2018-2022 Net Income
Andrew Murstein, President & COO MFIN	Medallion Financial	$3.6 million	$18.3 million	2	$2.3 BN	158	$21 million
John R. Ciulla - Chairman and CEO	Webster Financial	$3.3 million	$23.1 million	3	$71.3 BN	>4000	$2,017 million
Brian D. Doubles - President and CEO	Synchrony Financial	$5.5 million	$36.2 million	1	$104.6 BN	>20000	$15,159 million
D. Bryan Jordan - Chairman, President & CEO	First Horizon	$3.0 million	$31.1 million	4	$79.0 BN	>7000	$3,730 million
David Richard Morris - President, CEO & CFO	RBB Bancorp	$1.1 million	$3.3 million	7	$3.9 BN	>350	$229 million
Vito S. Pantilione - President & CEO	Parke Bancorp	$1.9 million	$7.8 million	5	$2.0 BN	>100	$166 million
George J. Guarini - President, CEO & Director	Baycom Corp.	$1.3 million	$8.9 million	6	$2.5 BN	>350	$90 million

Source: S&P Capital IQ, DEF 14A, Company 10K/Qs
FIGURE 2:. This shows that compared to banks that are significantly larger and more complex, and banks that are similar in size but more consistently profitable, Mr. Murstein was paid substantially more in cash compensation, total compensation and cumulative 5 year compensation (relative to profits and returns) than all of them. The same was true versus the compensation peer group where Mr. Murstein was the 2nd highest paid in cash compensation in 2022 and the highest paid relative to the previous 5 year profits. He received 69c of cumulative cash compensation for every $1 earned for stockholders over 5 years.

5. <u>**We believe that recent profits do not reflect the Company's underlying core business health**</u>

Despite what appear to be "record" profits in the last 3 years, we believe that profits were artificially boosted by a combination of anomalous, ultra-low consumer loan charge-offs and non-recurring net recoveries related to the Company's non-core Taxi Medallion assets. Charge-offs (net) (excluding the Taxi Medallion impact) were only $3.1 million in 2021 but increased to $49.5 million in 2023. The impact of the Taxi Medallion recoveries **boosted net income $30 million or 43%** in 2022-2023.[xvii] We expect earnings to fall dramatically in 2024 with higher consumer loan charge-offs and lower Taxi Medallion recoveries, since Taxi Medallions were only 0.5% of gross assets at FYE23. While these Taxi Medallion recoveries are commendable, we note that cumulative Taxi Medallion charge-offs totaled **$270 MILLION** from 2015 through 2023 which was almost catastrophic and could have been avoided or reduced if management had listened to their critics (despite their critics' obnoxious tactics) instead of simply attacking and dismissing them.[xviii] The fact that the Company's stock price has declined year-to-date and the Company was valued at just over 1.0x tangible book at 1Q24, shows that the market appears to be discounting the recent "record" profits and may not see them as sustainable, much like we do. To make matters worse, executive bonuses were **materially** increased[xix] by the Taxi Medallion non-core recoveries rather than **decreased** due to the declining Company's core business performance.[xx] At 4Q23, the Company's core business (excluding Taxi Medallions) had deteriorating ROA and ROE (0.9% and 6.8% respectively see Figure 3), sub-prime loans were 20% of total assets, quarterly consumer charge-offs worsened to 3.2% (worse than the previous cyclical high at 4Q19 see Figure 4), and funding costs were up 200% in 2 years.[xxi]

Core ROA has deteriorated (Excluding Taxi Medallions)



Source: S&P Capital IQ, Company 10K/Qs
FIGURE 3: This shows the impact of Taxi Medallion loan recoveries on ROAA, arguably the most important metric. We see that CORE quarterly ROAA has been declining materially over the last 4 quarters to below 1% at 4Q23.

Core Charge-offs are getting worse (Ex. Taxi Medallions)



Source: S&P Capital IQ, Company 10K/Qs
FIGURE 4: Core charge-offs hit 3.2% in 4Q23, mostly driven by consumer loans, exceeding the pre-pandemic peak of 2.8% at 4Q19. Loans 30-89 days past due also increased at year end.

6. **We remain concerned about the SEC complaint**

Mr. Murstein, along with MFIN was originally charged by the SEC with:

> "violating the antifraud, books and records, internal controls, and anti-touting provisions of the federal securities laws. Murstein is also charged with making false statements to Medallion [Financial Corp.]'s auditor… The SEC seeks permanent injunctions, disgorgement plus prejudgment interest, and civil penalties. In addition, the SEC seeks an officer-and-director bar against Murstein."

These charges, despite implications in the Company's disclosures,[xxii] are current and serious for both Mr. Murstein and the MFIN, and the actions taken still materially impact MFIN's financial statements today[xxiii] primarily through $171 million in Goodwill and Intangibles at 4Q23. Even though Goodwill and Intangibles are by definition not *directly* tied to a physical asset value, they still meaningfully impacted MFIN's equity ratios and represent 50% of stockholders' equity. A Goodwill impairment would have real consequences on the income statement and balance sheet. We believe that the SEC lawsuit overhang will make most institutional and retail investors reluctant to invest in MFIN stock or debt, and if MFIN is forced to raise equity or debt in the future, it could be very costly. Please visit and sign-up at www.restoretheshine.com for updates and more details on the SEC case and why we believe it is a big concern.

The Five Steps to maximizing value.

We know how to execute, how to "block and tackle" and how to hold management accountable. There is the danger of trying to fix everything, so we have focused on the most impactful and easily fixable issues facing the Company, outlined through 5 basic steps. These **5 Steps are outlined in detail** at www.restoretheshine.com/5-steps.

Step 1 – Enhance the Board.
Add Directors with relevant banking, consumer lending and capital markets experience that will answer to stockholders and hold management accountable.

Step 2 – Resolve the SEC Complaint.
Remove the biggest obstacle to regaining credibility with investors and give stockholders the ability to quantify the financial impact of the lawsuit on their investment.

Step 3 – Improve the Management Team.

Bring in a professional, slimmed down management team that has credibility with investors and can guide the company to long-term success.

Step 4 – Cut Expenses.

Reduce unnecessary expenses to increase profits to stockholders and to be better prepared for a possible economic slowdown and/or lower consumer demand.

Step 5 – Go on Offense.

Get rid of distractions, focus on the core consumer lending business and invest in technology so that MFIN can better compete in an ultra-competitive consumer lending environment.

We believe that MFIN has tremendous potential, and even though the next 9-15 months may be difficult, with the right team in place MFIN could handsomely reward its stockholders and all stakeholders in the long run. MFIN must be proactive in reducing risk and cannot afford to be reactive like it was 6 -10 years ago. But we believe this can only happen if you support our Board nominees and demand a change. Strong leadership starts with the Board, who should be looking out for all stockholders and by extension *all* stakeholders. They should not be looking out for themselves or management and should reward TRUE performance that leads to long-term value creation.

Please go to our website www.restoretheshine.com for more information on our candidates and our strategy. We will also publish a helpful video on filling in your proxy card under "How to Vote" on our website. We have a comprehensive FAQ section and biography information on our two excellent Board candidates. Our website will provide details on our campaign, updates and sign-up information for stockholders and interested parties. Please reach out to me directly if you have any questions on the data I have presented at info@restoretheshine.com. Thank you for your time and we appreciate your support.

Sincerely,

/s/ Stephen Hodges

Stephen Hodges

President, ZimCal Asset Management

Manager, BIMIZCI Fund LLC

BIMIZCI as Manager, Warnke Investments, LLC

If you have any questions or need assistance in voting, please call:



520 8th Avenue, 14th Floor
New York, NY 10018

Stockholders Call Toll Free at: (888) 368-0379 or (212) 257-1311
Email: info@saratogaproxy.com

---

[i] **Source: S&P Capital IQ.** Compensation comparisons were made against MFIN's provided Compensation peer groups from 2022 and 2023 DEF14A which included 21 other companies in a variety of industries most not comparable to MFIN's consumer lending focus or subject to FDIC regulation. Companies that were no longer publicly traded were excluded (ELVT). MFIN was also compared to highest leverage ratio, high ROE commercial banks (leverage ratio>9.50%,ROA>0.75%, Charge-offs (net) <0.50%) in the $50BN - $100BN asset range - Webster Financial, First Horizon and Synchrony Financial was included because of its consumer focus. MFIN was also compared to 3 of the top 10 performing $2BN - $5BN asset FDIC-insured banks (leverage ratio >13%, ROA>1% and Charge-offs(net) <0.10%) as of the analysis date - RBB Bancorp, Parke Bancorp and Baycom Bancorp. MFIN's top executive compensation was compared to the equivalent at each comp. More is detailed in to-be-published research analysis, but MFIN ranked poorly on several metrics when compared to the COMP peer group alone at FYE22 (which was when the latest compensation data was provided by MFIN) including Market Cap (MFIN was 5th smallest), Leverage Ratio (8th worst), Compensation/Total Operating Expenses (2nd highest paid), and Cumulative Compensation/Total Net Profit (last 5 years) (highest paid/worst). MFIN ranked even worse against top performing large banks ($50BN to $100BN in assets) and top performing small, $2BN-$5BN banks.Cash pay/non-cash pay ratio averaged 75% and 87% for the 2 highest paid executives at MFIN. This has averaged 86% going back to 2015. A higher proportion of stock-based or contingent compensation is typically associated with a better alignment with long-term stockholder interests.Companies in the compensation peer group were in industries including: B2B equipment rentals; securitization; marketplace lending; unsecured revolving credit card lending; charge-off collections; or sub-prime focused only. We believe other FDIC-regulated banks that keep their loans on balance sheet are more comparable to MFIN that those entities.

[ii] **Source: S&P Capital IQ Insider Activity, DEF 14A.** Every single bank used as a comparison had positive net income for the 5 year period period through FYE22. Medallion Financial Corp. only made a profit 2 out of the last 5 years through FYE22.

[iii] **Source: S&P Capital IQ.** Recreation Charge-offs (net) recent cyclical peak was 3.8% at 4Q19.

[iv] This was communicated to the Company multiple times via calls and emails both before and after our intention to nominate alternative Directors filing by the deadline on January 2, 2024.

[v] **Source: FDIC Quarterly Banking Report 4Q23.** Trends were tracked in consumer individual loans, consumer credit cards and consumer auto loans. Consumer charge-offs (net) exceeded the pre-pandemic high at 4Q19 for the first time for credit cards (4.15% at 4Q23 vs. 3.75% at 4Q19), loans to individuals (1.31% vs. 1.01%) while auto was exceeded in 3Q23 (0.98% vs 0.94%). These trends track $2.13 trillion in loans outstanding so the data is representative.

[vi] **Source: New York City Taxi and Limousine Commission, SEC complaint, MFIN 10K/Qs, HVM Capital.** The decline in MFIN's value was because it had terrible assets on its balance sheet. Short sellers might have thrown gas on the fire, but the fire was already burning. Uber came on the scene in 2011 and by 2014/5 was already a formidable rival to taxi cabs. Taxi medallion prices in NYC almost doubled from 2008 to 2014, then plummeted from their peak of over $1 million per medallion to ~$700,000 at FYE15 to under $500,000 at FYE16. Already stretched taxi medallion owners defaulted and since MFIN had substantial exposure to Taxi Medallion assets, it almost failed as evidenced by the decline in its stock price. In December 2014, 2 years before MFIN started writing down its Taxi Medallion loans, one short seller almost perfectly predicted the issues MFIN would face but rather than acknowledge the obvious, Andrew Murstein attacked and blamed the short sellers. He could have disagreed with their tactics, but he should not have disagreed with the risks they exposed. Despite the warnings of a bubble and a potential losses in Taxi Medallion values, MFIN's gross Taxi Medallion loans only declined 13% from the peak in FYE14 to FYE16 (which included $30.6 million in charge-offs) when Taxi Medallion NPLs hit 21%. At FYE15, MFIN still seemed oblivious to the decimation and stated "Although some [taxi] medallion loans have from time to time been in arrears or in default, our loss experience on [taxi] medallion loans has been negligible to date. We believe that our [taxi] medallion loan portfolio is of good credit quality as all our [taxi] medallion loans are secured by the [taxi] medallion and enhanced with personal guarantees of the stockholders or owners. When a borrower defaults on a loan, we can repossess the [taxi] medallion collateralizing the loan. If the loan is not brought current, the [taxi] medallion is sold in the traditionally active market and personal guarantees are pursued."

[vii] Taxi Medallion charge-offs (net) were calculated by adding all Taxi Medallion loan "Net realized losses" (in BDC accounting terms) held at the Holding Company with all Taxi Medallion loan charge-offs (net) at the Medallion Bank subsidiary. After 1Q18, all losses in the Taxi Medallion portfolio were recorded as charge-offs (net) for the entire organization. Taxi Medallion net realized losses totaled $146.9 million

through 1Q18 and $125 million from 2Q18 through 4Q23. At BDC to Holding Company conversion at 1Q18, unrealized losses in the entire loan book were converted to realized losses as the NET loan balance was reflected in the 2Q18 financial statements.

[viii] As stated above, we believe that FDIC-insured institutions provide the best comparison to MFIN since the regulatory restrictions govern both the way it runs its business, its capital levels and dividend choices.There were 198 publicly-traded peer FDIC-insured bank ($1BN to $5BN asset size) as of 03/28/24.

[ix] **S&P Capital IQ, DEF 14A.** For example, at FYE22, reported Company net income was $43.8 million. Removing the impact of Taxi Medallion provisions, gains on Taxi Medallion sales, Taxi Medallion write-downs and adding back associated taxes, adjusted core net income would have been $35.7MM; an 18.5% reduction in net profit or ~34c reduction in EPS. Tracking core net profit rather than the non-recurring "noise" of a Taxi Medallion (gross) segment representing <1.5% of total assets at FYE22, would have resulted in all named executive officers ("NEOs") only being just above their $33.48 million net income goal at the 50% level (the Company earned $35.7 million ex. Taxi Medallion) rather than being at 129.5% of their goal when the non-core Taxi Medallion impact is included. This also would have resulted in the Company's CEO, President and CFO being below their 12.29% ROAE goal at the 50% level (the Company earned 12.1% ex. Taxi Medallion) rather than being at 193.4%; and the same group would have been just below their $1.56 EPS goal at the 100% level (the Company earned $1.49 ex. Taxi Medallion) rather than being at 187.1%.

[x] **Source: S&P Capital IQ Insider Activity, DEF 14A.**

[xi] **Source: S&P Capital IQ Insider Activity, DEF 14A.** Since 04/01/14, Andrew Murstein has received and owns 730,862 shares of MFIN as part of his stock-based pay. Mostly due to this, his share ownership has increased by 764,838 shares from 04/17/14 to 04/24/23 (the dates MFIN disclosed stock ownership). Due to the decline in MFIN's stock price, his ownership of MFIN was worth $5.9 million less at 04/12/23 (2.46 million shares at $6.52 or $16.1 million) than it was 9 years before at 04/17/14 (1.70 million shares at $12.92 or $21.96 million). Mr. Murstein's cash compensation of $24.9 million over the last 9 years (2014 to 2022) was much, much more than both his stock-based compensation and the losses in his MFIN stock holdings which is why we are concerned that his excessive, mostly cash-based compensation is not aligned with creating long-term stockholder value.

[xii] See Endnote i. above

[xiii] See Endnote ii. Above.

[xiv] **Source: S&P Capital IQ Insider Activity, DEF 14A.**Every single bank used as a comparison had positive net income for the 5 year period period through FYE22. Medallion Financial Corp. only made a profit 2 out of the last 5 years through FYE22 for a cumulative $21 million..

[xv] See Endnote xiv. above.

[xvi] **S&P Capital IQ, DEF 14A.**

[xvii] **Source: S&P Capital IQ, MFIN 10K/Qs.**

[xviii] See endnote vi. above

[xix] See endnote i. above.

[xx] **Core performance** is the most critical metric to track for any company. Core performance refers to MFIN's primary revenue generating and ongoing core businesses which does NOT include Taxi Medallion assets. Core business lines are business lines and associated services which represent material and recurring sources of revenue, profit or franchise value for an institution or for a group of which an institution forms part. These future cash flows are what will determine the value placed on the enterprise by investors. ZimCal elected to remove Taxi Medallion assets from core performance when they dropped to less than 5% (net) of total assets, which occurred at FYE20.

Taxi medallion adjustments consist of taking net income then subtracting Taxi Medallion specific provision reversals, adding repossessed Taxi Medallion collateral write-downs, subtracting gains on sales of foreclosed Taxi Medallions and adding (reversing) the tax impact of the adjustments. At the pre-tax operating income level, the impact of taxes is not relevant. MFIN includes $7.3 million in expenses in its Medallion Segment results ostensibly for managing the remaining $13.7 million in gross Taxi Medallion assets. We believe that expense is ludicrous and inaccurate, especially given that total servicing costs for the $2.1 billion consumer portfolio were $9.5 million (FYE23). Therefore, we do not add those Taxi Medallion expenses back when computing income excluding the Taxi Medallion impact.

[xxi] **Source: S&P Capital IQ, MFIN 10K/Qs.**

[xxii] **Source original SEC filing, MFIN 10K, MFIN response to SEC filing.**

MFIN's public statement in response to the SEC filing included, "The actions in question occurred five or more years ago at a time when short sellers were engaged in an online campaign to drive down the Company's stock price for their personal profit by spreading misleading and disparaging information and misrepresenting its business." This seems to be us to be an attempt to put in a vacuum the stock decline and short seller connection (since Mr. Murstein certainly would not have been as moved to engage if the stock price had gone up) and omits the obvious which is that the short sellers were mostly right about the risks in the Taxi Medallion, regardless of their methods, or communication tactics. If the Taxi Medallion loans had been well underwritten loans to good borrowers with strong collateral, the short sellers' antics would have backfired and not impacted MFIN at all in the long-run. In the response referenced above and MFIN's 10K/Qs, there is an emphasis placed on the time elapsed (five or more years ago), that the activity under investigation was when MFIN was a BDC, and that the third parties have been gone since 2016. All these statements are true, but we feel are somewhat irrelevant as to the ethical nature of Andrew Murstein's actions. Mr. Murstein made a judgment call that undermined his credibility and fiduciary duties and those doubts persist today. Whether MFIN was a BDC is also completely irrelevant except that subsidiary re-valuations were significantly easier under investment company accounting than under Bank Holding Company accounting.

[xxiii] Andrew Murstein and MFIN are being accused by the SEC of inflating the Medallion Bank subsidiaries' value, and that inflated value above book value is still a huge part of MFIN's balance sheet: recorded as Goodwill and Intangibles. This totals $171 million and is 50% of

stockholders' equity. Which means that 50% of MFIN's equity is essentially "discounted" since it is not related to a tangible asset. However, a Goodwill impairment would have material consequences on the income statement and balance sheet of the company. Ignoring the substantial cost to MFIN of defending the SEC lawsuit, this is a clear example of how Andrew Murstein's actions in 2015 to 2018 are still impacting the company in 2023.

Important Information

Stephen Hodges and his affiliates, ZimCal Asset Management, LLC, BIMIZCI Fund, LLC and Warnke Investments LLC (collectively, "ZimCal"), have nominated individuals as nominees to the Company's board of directors and are soliciting votes for the election of those individuals, Stephen Hodges and Judd Deppisch, as members of Medallion Financial Corp.'s board of directors (the "Nominees"). ZimCal is sending a definitive proxy statement, proxy card and related proxy materials to stockholders of the Company seeking their support of the Nominees at Medallion Financial Corp.'s 2024 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and proxy card and other documents filed by ZimCal with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. Stockholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (stockholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

Participants in Solicitation

The following persons are participants in the solicitation by ZimCal: ZimCal Asset Management, LLC, BIMIZCI Fund, LLC, Warnke Investments LLC, Judd Deppisch, and Stephen Hodges. The participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. **Information regarding the participants and their interests is contained in the definitive proxy statement filed and transmitted by ZimCal.**